UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 14, 2022 (March 11, 2022)

HEALTHCARE TRUST OF AMERICA, INC.

HEALTHCARE TRUST OF AMERICA HOLDINGS, LP

(Exact name of registrant as specified in its charter)

Maryland (Healthcare Trust of America, Inc.)	001-35568	20-4738467
Delaware (Healthcare Trust of America Holdings, LP)	333-190916	20-4738347
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

16435 N. Scottsdale Road, Suite 320	Scottsdale, Arizona 85254	(480) 998-3478
(Address of Principal Executive Office and Zip Code)		(Registrant’s telephone number, including area code)

www.htareit.com

(Internet address)

N/A

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	HTA	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter):

Healthcare Trust of America, Inc.	☐	Emerging growth company

Healthcare Trust of America Holdings, LP	☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Healthcare Trust of America, Inc.    ☐

Healthcare Trust of America Holdings, LP    ☐

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

(d) Election of New Directors

On March 11, 2022, Reshma Block and Constance B. Moore were elected to the Board of Directors (the “Board”) of Healthcare Trust of America, Inc. (the “Company”) by the Board. Ms. Block will initially serve on the Board’s Nominating and Corporate Governance Committee and Risk Management Committee, and Ms. Moore will initially serve on the Board’s Audit Committee, Compensation Committee and Investment Committee.

As new independent directors of the Company, Ms. Block and Ms. Moore will each receive an award of restricted shares of the Company’s common stock with the number of shares determined by dividing $50,000 by the closing price of our common stock on the date prior to the grant. These initial equity awards shall be subject to the standard vesting and forfeiture rules applicable to other non-employee directors and shall become fully vested upon the closing of the proposed merger (as described below). Ms. Block’s and Ms. Moore’s cash retainer for Board service prior to the merger will be $37,500.

Under the Agreement and Plan of Merger dated February 28, 2022 (the “Merger Agreement”), by and among the Company, Healthcare Trust of America Holdings, LP, HR Acquisition 2, LLC and Healthcare Realty Trust Incorporated (“HR”), the parties have agreed that following the closing of the proposed merger, the Board will consist of 13 members, nine of whom will be the directors of HR immediately prior to the Effective Time and four of whom have been designated by the Company, consisting of W. Bradley Blair II, Vicki U. Booth, Jay P. Leupp, and Constance Moore. Accordingly, Ms. Reshma Block, H. Lee Cooper, Warren D. Fix and Peter N. Foss will step down from the Board upon closing of the proposed merger. The Board determined to add Ms. Moore and Ms. Block as directors at this time to strengthen and diversify the Board given its increasingly significant responsibilities during the period when the proposed merger is pending stockholder approval and closing.

Item 7.01	Regulation FD Disclosure

On March 14, 2022, the Corporation issued a press release announcing the election of Reshma Block and Constance B. Moore to its Board of Directors. The full text of the press release is attached as Exhibit 99.1 to this report and is incorporated into this Item 7.01. The information included in this Item 7.01 to this Current Report on Form 8-K, including Exhibit 99.1, is deemed “furnished” and not filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward Looking Statements

Certain statements contained in this Current Report on Form 8-K constitute forward-looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially and in adverse ways from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Forward-looking statements are generally identifiable by the use of such terms as “expect,” “project,” “may,” “should,” “could,” “would,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “opinion,” “predict,” “potential,” “pro forma” or the negative of such terms and other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. The Company cannot guarantee the accuracy of any such forward-looking statements contained in this Current Report on Form 8-K, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Forward-looking statements regarding the Company and HR include, but are not limited to, statements related to the proposed merger transactions under the Merger Agreement described in this Form 8-K (the “Proposed Transaction”), including the anticipated timing, benefits and financial and operational impact thereof; HR’s expected financing for the transaction; other statements of management’s belief, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: the Company’s and HR’s ability to complete the Proposed Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the Proposed Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of the Company and HR management from ongoing business operations; failure to realize the expected benefits of the Proposed Transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of stockholder litigation in connection with the Proposed Transaction, including resulting expense or delay; the risk that the Company’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the Proposed Transaction; risks related to future opportunities and plans for the Company, including the uncertainty of expected future financial performance and results of the Company following completion of the Proposed Transaction; effects relating to the announcement of the Proposed Transaction or any further announcements or the consummation of the Proposed Transaction on the market price of the Company’s or HR’s common stock; the possibility that, if the Company does not achieve the perceived benefits of the Proposed Transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting the Company and HR, including those described from time to time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and other filings and reports by the Company. Moreover, other risks and uncertainties of which the Company is not currently aware may also affect the Company’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by the Company on its website or otherwise. The Company undertakes no obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Important Additional Information and Where to Find It

This communication relates to the Proposed Transaction pursuant to the terms of the Merger Agreement. In connection with the Proposed Transaction, the Company expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and HR and that will also constitute a prospectus of the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, THE COMPANY, THE COMPANY OP, AND MERGER SUB AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from the Company at its website, www.htareit.com or from HR at its website, www.healthcarerealty.com. Documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.htareit.com under the heading Investor Relations or, alternatively, by directing a request to the Company at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone: (480) 998-3478 and documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty.com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: (615) 269-8175.

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release dated March 14, 2022

104	Cover Page Interactive Data File, formatted in inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Healthcare Trust of America, Inc.

Date: March 14, 2022	By:	/s/ Peter N. Foss
Name: Peter N. Foss
Title: Interim President and Chief Executive Officer

Healthcare Trust of America Holdings, LP

	By:	Healthcare Trust of America, Inc.,

its General Partner

Date: March 14, 2022	By:	/s/ Peter N. Foss
Name: Peter N. Foss
Title: Interim President and Chief Executive Officer

Exhibit 99.1

PRESS RELEASE

Financial Contact:

Robert A. Milligan

Chief Financial Officer

Healthcare Trust of America, Inc.

480.998.3478

RobertMilligan@htareit.com

Healthcare Trust of America, Inc. Elects Two New Directors

SCOTTSDALE, ARIZONA, March 14, 2022 – The Board of Directors of Healthcare Trust of America, Inc. (NYSE:HTA), the largest dedicated owner and operator of medical office buildings in the United States, on March 11, 2022 elected Reshma Block and Constance B. Moore as independent members of the board. With the election of the two new directors the board now consists of eight members, seven of whom are independent.

“We are pleased to welcome Reshma and Connie to our board. Each of them has impressive skills, experience and diversity relevant to our operations and the real estate industry,” said W. Bradley Blair, II, Chairman of the Board. “Their addition complements our board of directors’ skills and experiences, and we are confident they will provide valuable perspectives as we continue to execute our strategy, drive profitability and enhance value for all our shareholders. We look forward to their contributions,” Blair added.

Ms. Block is currently the Head of Technology and Innovation at Tricon Residential Inc., which owns over 31,000 single-family and multi-family rental homes across the United States and Canada. She has more than 25 years of strategic technology experience with startup, midsized and Fortune 100 companies. Since 2010, Ms. Block has been the principal consultant and founder of Compass Consulting, LLC, a boutique consulting firm providing executive level management consulting and program management. From 2008 to 2010 she was the Chief Operating Officer of My Life Compass, an e-commerce company. From 2006 to 2008 she was the Chief Operating Officer of BioNovix, a life-science company, which provided proprietary and patented nutraceuticals. From 1996 to 2006 Ms. Block was an information technology leader for Intel Corporation, where she was the lead architect, engineer, and manager of Intel’s first Enterprise Backup and Recovery Program. Ms. Block holds an M.B.A. degree from Pepperdine Graziadio School of Business and a bachelor’s degree from California State Polytechnic University. She is an advisor of the Audit and Compliance Committee of Hoag Hospital, Vice President of the McCoy Rigby Arts Conservancy, the former Chair of the Orange County Community Foundation, and former Board Chair of the South Asian Helpline and Referral Agency.

Ms. Moore has more than 40 years of experience in the real estate industry and extensive experience as a corporate director and officer. She has served as a director of Civeo Corporation since June 2014. She served as a director of Columbia Property Trust, including as chair of its board of directors in 2021, from November 2017 until it was acquired in December 2021, and as a director of Strive Communities, a private company, from January 2019 until it was acquired in April 2021. She served as a Director of BRE Properties, Inc. from September 2002 until BRE was acquired in April 2014. Ms. Moore served as President and Chief Executive Officer of BRE from January 2005 until April 2014, served as President and Chief Operating Officer from January 2004 until December 2004 and served as Executive Vice President & Chief Operating Officer from September 2002 to December 2003. Ms. Moore holds an M.B.A. from the Haas School of Business at the University of California, Berkeley, and a bachelor’s degree from San Jose State University. In 2009, she served as chair of National Association of REITS. Currently, she is the Chair of the Fisher Center for Real Estate and Urban Economics Policy Advisory Board at University of California, Berkeley, a Governor, and a Life Trustee of the Urban Land Institute, Vice Chair of the board of Bridge Housing Corporation, on the board of the Haas School of Business, and on the board of the Tower Foundation at San Jose State University.

About HTA

Healthcare Trust of America, Inc. (NYSE: HTA) is the largest dedicated owner and operator of medical office buildings in the United States, with assets comprising approximately 26.1 million square feet of GLA, with $7.8 billion invested primarily in medical office buildings as of December 31, 2021. HTA provides real estate infrastructure for the integrated delivery of healthcare services in highly-desirable locations. Investments are targeted to build critical mass in 20 to 25 leading gateway markets that generally have leading university and medical institutions, which translates to superior demographics, high-quality graduates, intellectual talent and job growth. The strategic markets HTA invests in support a strong, long-term demand for quality medical office space. HTA utilizes an integrated asset management platform consisting of on-site leasing, property management, engineering and building services, and development capabilities to create complete, state of the art facilities in each market. HTA believes this drives efficiencies, strong tenant and health system relationships, and strategic partnerships that result in high levels of tenant retention, rental growth and long-term value creation. Headquartered in Scottsdale, Arizona, HTA has developed a national brand with dedicated relationships at the local level.

Founded in 2006 and listed on the New York Stock Exchange in 2012, HTA has produced attractive returns for its stockholders that have outperformed the US REIT index. More information about HTA can be found on the Company’s Website (www.htareit.com), Facebook, LinkedIn and Twitter.

Forward-Looking Language

This press release contains certain forward-looking statements. Forward-looking statements are based on current expectations, plans, estimates, assumptions and beliefs, including expectations, plans, estimates, assumptions and beliefs about HTA, stockholder value and earnings growth.

The forward-looking statements included in this press release are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond HTA’s control. Although HTA believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, HTA’s actual results and performance could differ materially and in adverse ways from those set forth in the forward-looking statements. Factors which could have a material adverse effect on HTA’s operations and future prospects include, but are not limited to:

•	the Company’s ability to effectively deploy proceeds of offerings of securities;

•	changes in economic conditions affecting the healthcare property sector, the commercial real estate market and the credit market;
•	competition for acquisition and development of medical office buildings and other facilities that serve the healthcare industry;

•	the Company’s ability to acquire or develop real properties, and to successfully operate those properties once acquired or developed;

•	pandemics and other health concerns, and the measures intended to prevent their spread, including the currently ongoing COVID-19 pandemic;

•	economic fluctuations in certain states in which the Company’s investments are geographically concentrated;

•

financial stability and solvency of the Company’s tenants, including the ability and willingness of the Company’s tenants or borrowers to satisfy obligations under their respective contractual arrangements with the Company and the potential inability of the Company to enforce its rights under its leases during the pendency of any pandemic;

•

the ability and willingness of the Company’s tenants to renew their leases with the Company upon expiration of the leases or the Company’s ability to reposition its properties on the same or better terms in the event of a nonrenewal or in the event the Company exercises its right to replace an existing tenant;

•	fluctuations in reimbursements from third party payors such as Medicare and Medicaid;

•	supply and demand for operating properties in the market areas in which the Company operates;

•	changes in operating expenses of the Company’s properties including, but not limited to, expenditures for property taxes, property and liability insurance premiums, and utility rates;

•	the Company’s ability and the ability of its tenants to obtain and maintain adequate property, liability and other insurance from reputable, financial stable providers;

•

restrictive covenants on certain of the Company’s properties subject to ground leases that may restrict or limit the uses of its properties and the types of tenants the Company is able to lease to, and the Company’s ability to attract new tenants;

•	the impact from damage to the Company’s properties from, or increased operating costs associated with, catastrophic weather and other natural events and the physical effect of climate change;

•	retention of the Company’s senior management team and its ability to attract and retain qualified key personnel;

•	legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts (“REITs”) and changes to laws governing the healthcare industry;

•	changes in interest rates, including changes as a result of the phasing out of the London Inter-bank Offered Rate (“LIBOR”) effective June 30, 2023;

•	the availability of capital and financing;

•	restrictive covenants in the Company’s credit facilities;

•	changes in the Company’s credit ratings;

•	HTA’s ability to remain qualified as a REIT;

•	changes in accounting principles generally accepted in the United States of America, policies and guidelines applicable to REITs; and

•	the risk factors set forth in HTA’s most recent Annual Report on Form 10-K and in HTA’s most recent Quarterly Reports on Form 10-Q.

Forward-looking statements speak only as of the date made. Except as otherwise required by the federal securities laws, HTA undertakes no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by, or on behalf of, HTA.